OICCO ACQUISITION IV, INC. POS AM

Exhibit 3.(c)

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

OICCO ACQUISITION IV, INC.

OICCO ACQUISITION IV, INC. a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1.             The name of the Corporation is OICCO ACQUISITION IV, INC. and the original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on December 21, 2009.

2.             This Amended and Restated Certificate of Incorporation of the Corporation, which integrates, restates and also further amends the provisions of the Corporation’s Certificate of Incorporation, was duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware and by the written consent of the majority stockholders of the Corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware.

3.             This Amended and Restated Certificate of Incorporation amends, integrates and restates the Certificate of Incorporation of the Corporation in its entirety as follows:

ARTICLE I

NAME

The name of the Corporation is OICCO ACQUISITION IV, INC.

ARTICLE II

NATURE OF CORPORATE BUSINESS AND POWERS; DURATION

The general nature of the business to be transacted by this Corporation shall be to engage in any and all lawful business permitted under the laws of the United States and the State of Delaware. The Corporation is to have perpetual existence.

ARTICLE III

BOARD OF DIRECTORS; BYLAWS

The number of directors of the Corporation shall be such as from time to time fixed by, or in the manner provided in, the Bylaws of the Corporation. Unless, and except to the extent that, the Bylaws so require, the election of directors need not be by written ballot.

The Board of Directors shall have the power to adopt, amend or repeal the Bylaws.

ARTICLE IV

AUTHORIZED SHARES

The aggregate number of shares which the Corporation shall have the authority to issue shall consist of one hundred million (100,000,000) shares of common stock having a $0.0001 par value, and ten million (10,000,000) shares of preferred stock having a $0.0001 par value. The Board of Directors of the Corporation may determine, by resolution or resolutions, at any time and from time to time, to divide and establish any or all of the unissued shares of preferred stock not then allocated to any series into one or more series and, without limiting the generality of the foregoing, to fix and determine the designation of each such share, the number of shares which shall constitute such series and certain preferences, limitations and relative rights of the shares of each series so established.

A series consisting of five hundred thousand (500,000) shares of preferred stock is hereby designated as 10% Series A Convertible Preferred Stock (the “Series A Preferred”). The designations, rights and preferences of the Series A Preferred is as follows:

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10% Series A Convertible Preferred Stock

1.	Designation and Number of Shares; Stated Value. There shall be a series of preferred stock that shall be designated as “10% Series A Convertible Preferred Stock” (“Series A Preferred”) and the number of shares constituting such series shall be one million (1,000,000) shares. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, however, that no decrease shall reduce the number of shares of Series A Preferred to less than the number of shares then issued and outstanding plus the number of shares issuable upon exercise of outstanding rights, options or warrants or upon conversion of outstanding securities issued by the Corporation. The stated value shall be $1.00 per share (“Stated Value”).

2.	Ranking. The Series A Preferred shall rank senior to all classes of the Corporation’s common stock and any class or series of capital stock of the Corporation hereafter created, in each case as to the distribution of assets upon liquidation, dissolution or winding up of the Corporation. All classes of the Corporation’s common stock and any class or series of capital stock of the Corporation hereafter created shall be referred to as “Junior Securities.”

3.	Liquidation. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (“Liquidation”), the holders of record of the shares of the Series A Preferred shall be entitled to receive assets and funds prior to all classes of the Junior Securities. The amount of the preference shall be equal to the Stated Value of the outstanding shares of the Series A Preferred. If, upon such Liquidation, the assets of the Corporation available for distribution to the holders of Series A Preferred shall be insufficient to permit payment in full to the holders of the Series A Preferred, then the entire assets and funds of the Corporation legally available for distribution to such holders then outstanding shall be distributed ratably among the holders of the Series A Preferred based upon the proportion the total amount distributable on each share upon Liquidation bears to the aggregate amount required to be distributed, but for the provisions of this sentence, on all shares of the Series A Preferred. The foregoing notwithstanding, the holders of the Series A Preferred shall be entitled to the greater of the return of the capital invested or the amount it would receive on conversion to common stock.

4.	Dividends. Holders of the Series A Preferred shall be entitled to the payment of a 10% dividend payable in shares of the Corporation’s common stock at a rate of one (1) share of common stock (which may be rounded up) for each ten (10) shares of Series A Preferred. Dividends shall be payable annually the 31st day of December.

5.	Conversion Rights.

(a) Voluntary Conversion. No holder of record of shares of Series A Preferred may convert all or part of the Series A Preferred into shares of common stock before the five (5) year anniversary from the initial issuance of the Series A Preferred.

(b) Automatic Conversion. The provisions of 5(a) notwithstanding, each holder of record of shares of Series A Preferred shall automatically convert all of such holder’s shares of Series A Preferred into shares of common stock as provided in 5(d) upon the occurrence of any one of the following events (“Conversion Events”):

(i) The five (5) year anniversary from the initial issuance of the Series A Preferred; or

(ii) A change of control as defined as described on Exhibit A.

(c) Conversion Formula. Each holder of record of shares of the Series A Preferred shall have the right to convert all or part of such holder’s shares of Series A Preferred such that each share of Series A Preferred shall convert into one fully paid and non-assessable share of common stock. All common stock, which may be issued upon conversion of the Series A Preferred, will, upon issuance, be duly issued, fully paid and non-assessable and free from all taxes, liens, and charges with respect to the issuance thereof.

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	(d)	Mechanics of Voluntary Conversion. Before any holder of Series A Preferred shall be entitled to convert the same into shares of common stock, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Series A Preferred, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of common stock are to be issued. The Corporation shall, within five (5) business days, issue and deliver at such office to such holder of Series A Preferred, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of common stock to which such holder shall be entitled as aforesaid. Conversion shall be deemed to have been effected on the date when delivery of notice of an election to convert and certificates for shares is made, and such date is referred to herein as the “Voluntary Conversion Date.”

	(e)	Mechanics of Automatic Conversion. Upon the occurrence of a Conversion Event described in 5(b) hereof, all outstanding shares of Series A Preferred shall automatically be converted into shares of common stock on a one-for-one (1 for 1) basis without any further action by the holder. As promptly as practicable following such Conversion Event, the Corporation shall send each holder of Series A Preferred written notice of such event. Upon receipt of such notice, each holder shall surrender to the Corporation the certificate for the Series A Preferred duly endorsed for transfer and the Corporation shall as promptly as practicable deliver the shares of common stock. Conversion shall be deemed to have been effected on the date of the Conversion Event.

6.	Adjustment Provisions. During the period in which any shares of Series A Preferred remain outstanding, the Conversion Formula in effect at any time and the number and kind of securities issuable upon the conversion of the Series A Preferred shall be subject to adjustment from time to time (unless there shall be a Mandatory Conversion) following the date of the original issuance of the Series A Preferred upon the happening of certain events as follows:

	(a)	Consolidation, Merger or Sale. If any consolidation or merger of the Corporation with an unaffiliated third-party, or the sale, transfer or lease of all or substantially all of its assets to an unaffiliated third-party shall be effected in such a way that holders of shares of common stock shall be entitled to receive stock, securities or assets with respect to or in exchange for their shares of common stock, then provision shall be made, in accordance with this Section 6(a), whereby each holder of shares of Series A Preferred shall thereafter have the right to receive such securities or assets as would have been issued or payable with respect to or in exchange for the shares of common stock into which the shares of Series A Preferred held by such holder were convertible immediately prior to the closing of such merger, sale, transfer or lease, as applicable. The Corporation will not effect any such consolidation, merger, sale, transfer or lease unless prior to the consummation thereof the successor entity (if other than the Corporation) resulting from such consolidation or merger or the entity purchasing or leasing such assets shall assume by written instrument (i) the obligation to deliver to the holders of Series A Preferred such securities or assets as, in accordance with the foregoing provisions, such holders may be entitled, and (ii) all other obligations of the Corporation hereunder. The provisions of this Section 6(a) shall similarly apply to successive mergers, sales, transfers or leases. Unless otherwise provided herein, holders shall not be required to convert Series A Preferred pursuant to this Section 6(a).

	(b)	Notice of Adjustment. Whenever the Conversion Formula is adjusted as herein provided, the Corporation shall promptly but no later than ten (10) days after any request for such an adjustment by the holder, cause a notice setting forth the adjusted Conversion Formula issuable upon exercise of each share of Series A Preferred, and, if requested, information describing the transactions giving rise to such adjustments, to be mailed to the holders at their last addresses appearing in the share register of the Corporation, and shall cause a certified copy thereof to be mailed to its transfer agent, if any. The Corporation may retain a firm of independent certified public accountants selected by the Board of Directors (who may be the regular accountants employed by the Corporation) to make any computation required by this Section 6, and a certificate signed by such firm shall be conclusive evidence of the correctness of such adjustment.

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7.	Voting Rights. Holders of Series A Preferred shall have no voting rights except as required by law, including but not limited to the Delaware General Corporation Law, and as expressly provided herein.

8.	Redemption.

	(a)	At the option of the holder, the holders of the Series A Preferred shall not have any right at any time to require the redemption of any of the shares of Series A Preferred.

	(b)	At the option of the Corporation, if at any time from and after issuance, the Corporation, out of funds legally available therefore, the Corporation shall have the right to redeem all of the Series A Preferred in the amount of the Stated Value. The Series A Preferred shall be redeemed by the Corporation in cash. The Corporation may exercise its redemption right by delivering a written notice thereof to all holders of the Series A Preferred, which notice shall state the date on which the optional redemption shall occur, which shall not be less than twenty (20) days after the notice. Until the redemption price is paid, the holder may convert the Series A Preferred into common stock.

9.	Reservation of Shares. Prior to the automatic conversion of the Series A Preferred, the Corporation shall reserve free of preemptive rights out of its authorized but unissued common stock, a number of shares solely for the purpose of effecting the conversion of the Series A Preferred pursuant to the terms hereof. If at any time the number of authorized but unissued shares of common stock (or such other shares or other securities) shall not be sufficient to affect the conversion of all then outstanding Series A Preferred, the Corporation shall promptly take such action as may be necessary to increase its authorized but unissued common stock (or other shares or other securities) to such number of shares as shall be sufficient for such purpose.

10.	Miscellaneous.

	(a)	The shares of the Series A Preferred shall not have any preferences, voting powers or relative, participating, optional, preemptive or other special rights except as set forth herein.

	(b)	The holders of the Series A Preferred shall be entitled to receive all communications sent by the Corporation to the holders of the common stock.

	(c)	Holders of fifty-one percent (51%) of the outstanding shares of Series A Preferred may, voting as a single class, elect to waive any provision of these designations, and the affirmative vote of such percentage with respect to any proposed waiver of any of the provisions contained herein shall bind all holders of Series A Preferred.

ARTICLE V

DIRECTOR LIABILITY

No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liability to the extent provided by applicable laws, (i) for breach of the director’s duty of loyalty to the Corporation, or to its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of laws, (iii) pursuant to Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment or repeal of this Article shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

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ARTICLE VI
INDEMNIFICATION

A.      Each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or an officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “Indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith; provided, however, that, the Corporation shall not be required to indemnify or advance expenses to any such Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee unless such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

B.      In addition to the right to indemnification conferred in this Article, an Indemnitee shall also have the right to be paid by the Corporation the expenses (including attorney’s fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an Indemnitee in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such Indemnitee is not entitled to be indemnified for such expenses under this Paragraph B. or otherwise.

C.      If a claim under Paragraph A or B of this Article is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall also be entitled to be paid the expenses of prosecuting or defending such suit. In (i) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the Indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article or otherwise shall be on the Corporation.

D.      The rights to indemnification and to the advancement of expenses conferred in this Article shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation’s Amended and Restated Certificate of Incorporation as amended from time to time, the Corporation’s Bylaws, any agreement, any vote of stockholders or disinterested directors or otherwise.

E.      The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

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F.      The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

G.      The rights conferred upon Indemnitees in this Article shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators. Any amendment, alteration or repeal of this Article that adversely affects any right of an Indemnitee or its successors shall be prospective only and shall not limit or eliminate any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to any such amendment, alteration or repeal.

ARTICLE VII

CONTRACTS WITH INTERESTED PARTIES

No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or a committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if:

(a)      The material facts as to his interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board or committee in good faith authorizes the contract or transaction by a vote sufficient for such purpose without counting the vote of the interested director or directors; or

(b)      The material facts as to his interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

(c)      The contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof, or the stockholders.

ARTICLE VIII

AMENDMENT OR REPEAL

From time to time any of the provisions of this Certificate of Incorporation may be amended, altered or repealed, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said law, and all rights at any time conferred upon the stockholders of the Corporation by this Amended and Restated Certificate of Incorporation are granted subject to the provisions of this Article.

ARTICLE IX

BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS

The Corporation shall not be governed by the provisions of Section 203 of the Delaware General Corporation Law with respect to business combinations with interested stockholders.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be executed by its Chief Executive Officer this ______ day of June 2014.

OICCO ACQUISITION IV, INC.

By:	,
Chief Executive Officer

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Exhibit A

Change in Control.  The term “Change in Control” means the occurrence of any of the following events:

(a)                the acquisition, directly or indirectly, by any “person” or “group” (as those terms are defined in Sections 3(a)(9), 13(d), and 14(d) of the Exchange Act and the rules thereunder) of “beneficial ownership” (as determined pursuant to Rule 13d-3 under the Exchange Act) of securities entitled to vote generally in the election of directors (“voting securities”) of Corporation that represent 40% or more of the combined voting power of Corporation's then outstanding voting securities or 50% or more of the combined Fair Market Value of Corporation 's then outstanding stock, other than:

(i)                 an acquisition by a trustee or other fiduciary holding securities under any employee benefit plan (or related trust) sponsored or maintained by Corporation or any person controlled by Corporation or by any employee benefit plan (or related trust) sponsored or maintained by Corporation or any person controlled by Corporation, or

(ii)               an acquisition of voting securities by Corporation or a corporation owned, directly or indirectly, by the stockholders of Corporation in substantially the same proportions as their ownership of the stock of Corporation.

provided, however, that notwithstanding the foregoing, an acquisition of Corporation's securities by Corporation that (x) causes Corporation’s voting securities beneficially owned by a person or group to represent 40% or more of the combined voting power of Corporation’s then outstanding voting securities or (y) cause Corporation's stock beneficially owned by a person or group to represent 50% or more of the combined Fair Market Value of Corporation's then outstanding stock shall not be considered an acquisition by any person or group for purposes of this subsection (a); provided, however, that if a person or group shall become the beneficial owner of 40% or more of the combined voting power of Corporation’s then outstanding voting securities or 50% or more of the combined Fair Market Value of Corporation’s then outstanding stock by reason of share acquisitions by Corporation as described above and shall, after such share acquisitions by Corporation, become the beneficial owner of any additional securities of Corporation, then such acquisition shall constitute a Change in Control;

(b)                the date a majority of members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of the appointment or election, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board;

(c)                the acquisition by any “person” or “group” (as those terms are defined in Sections 3(a)(9), 13(d), and 14(d) of the Exchange Act and the rules thereunder), or combined acquisitions during the 12-month period ending on the date of the most recent acquisition by such person or group, of ownership of assets from Corporation that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of the assets of the Corporation immediately before such acquisition; and

(d)                stockholder approval of a complete liquidation or dissolution of Corporation.

For purposes of subsection (a) above, the calculation of voting power shall be made as if the date of the acquisition were a record date for a vote of Corporation’s stockholders, and for purposes of subsection (c) above, the calculation of voting power shall be made as if the date of the consummation of the transaction were a record date for a vote of Corporation’s stockholders.

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Notwithstanding the foregoing, there is no Change in Control event when there is a transfer to an entity that is controlled by the stockholders of the Corporation immediately after the transfer. A transfer of assets by Corporation is not treated as a Change in Control if the assets are transferred to:

(i)                 Stockholder of Corporation (immediately before the asset transfer) in exchange for or with respect to the stockholders’ stock;

(ii)                an entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by Corporation;

(iii)               a person or group that owns, directly or indirectly, 50% or more of the total value or voting power of all the outstanding stock of Corporation; or

(iv)               an entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a person or group described in (iii) above.

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